CHARLES SCHWAB & CO., INC.

(SEC. I.D. NO. 8-16514)

Statement of Financial Condition
as of December 31, 2023
and Report of Independent Registered
Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/23_____ AND ENDING _____12/31/23_____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Charles Schwab & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 Schwab Way
                                             (No. and Street)

Westlake	Texas	76262
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aaron Cowan	(720) 418-3627	aaron.cowan@schwab.com
(Name)	(Area Code - Telephone Number)	(email address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
                        (Name - if individual, state last, first, middle name)

1601 Wewatta Street	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration No., if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Deloitte & Touche LLP
1601 Wewatta Street
Suite 400
Denver, CO 80203 USA

Tel: +1 303 292 5400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Charles Schwab & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Charles Schwab & Co., Inc. (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statement, during the year, TD Ameritrade, Inc. and TD Ameritrade Clearing, Inc. transferred a portion of their customer accounts and associated net assets to the Company. The financial statement and the related notes are presented as if all transfers during the year occurred on January 1, 2023. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

February 26, 2024

We have served as the Company's auditor since 1976.

**CHARLES SCHWAB & CO., INC.**

Statement of Financial Condition
(In Millions, Except Per Share and Share Amounts)

		December 31, 2023
Assets		
Cash and cash equivalents	$	887
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $8,844)		21,481
Receivables from brokerage clients — net		51,118
Equipment, office facilities, and property — net		2,122
Goodwill		9,189
Acquired intangible assets — net		6,911
Other assets		11,238
Total assets	$	102,946
Liabilities and Stockholder's Equity		
Payables to brokerage clients	$	60,399
Accrued expenses and other liabilities		17,621
Short-term borrowings		950
Total liabilities		78,970
Stockholder's equity:		
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued		—
Common stock — 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding		—
Additional paid-in capital		20,980
Retained earnings		2,996
Total stockholder's equity		23,976
Total liabilities and stockholder's equity	$	102,946

See Notes to Statement of Financial Condition.

(Tabular Amounts in Millions, Except Option Price Amounts)

1. Organization and Nature of Business

Charles Schwab & Co., Inc. ("CS&Co," "we," "our," or "the Company") is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). CSC engages, through its subsidiaries (collectively referred to as "Schwab"), in wealth management, securities brokerage, banking, asset management, custody, and financial advisory services. CS&Co is a securities broker-dealer with over 380 domestic branch offices in 48 states and the District of Columbia, as well as a branch in Puerto Rico. In addition, CS&Co serves clients in the United Kingdom and Hong Kong through other subsidiaries of CSC.

Effective May 15, 2023, CS&Co changed the designation of its principal place of business from San Francisco, California to Westlake, Texas. This change aligns with the location of CSC's corporate headquarters.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC or Commission), the fifty states, the District of Columbia, Puerto Rico, the United States (U.S.) Virgin Islands, and as a registered investment advisor with the SEC. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. CS&Co is a member of various self-regulatory organizations and exchanges including the Financial Industry Regulatory Authority, Inc. (FINRA), the Municipal Securities Rulemaking Board (MSRB), the Nasdaq Stock Market, Cboe EDGX, and MEMX LLC. In addition to the SEC, our primary regulators are FINRA and the MSRB for municipal securities.

Insured Deposit Account Agreement

On May 4, 2023, CSC and certain of its subsidiaries, including CS&Co, executed the Second Amended and Restated Insured Deposit Account Agreement (IDA agreement) with TD Bank USA, National Association and TD Bank, National Association (together, the TD Depository Institutions). In accordance with the IDA agreement, cash held in eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD Depository Institutions. See Note 10 for additional information on the IDA agreement.

Common-Control Transactions – TD Ameritrade Client Conversions

As part of Schwab's integration of TD Ameritrade Holding LLC, formerly "TD Ameritrade Holding Corporation", and its consolidated subsidiaries, (collectively referred to as "TD Ameritrade" or "TDA"), during 2023, Schwab completed the conversion of four groups of clients from TD Ameritrade, Inc. and TD Ameritrade Clearing, Inc. (TDAC) (collectively, "the TD Ameritrade broker-dealers") to CS&Co. Schwab expects to complete the conversion of remaining client accounts from TD Ameritrade to CS&Co in a final transition group in May 2024.

The conversions of TD Ameritrade client accounts to CS&Co completed in 2023 are considered common-control transactions as defined in Accounting Standards Codification (ASC) 805 *Business Combinations* (ASC 805). In each client account conversion group, net assets were transferred from the TD Ameritrade broker-dealers to CS&Co, and the Company determined that the four 2023 client account conversion groups resulted in a change in reporting entity for CS&Co pursuant to ASC 805. Accordingly, these financial statements include retrospective adjustments to reflect the financial condition of CS&Co, as well as significant components of the TD Ameritrade broker-dealers as a consolidated, combined entity, as if the 2023 conversions of client accounts occurred as of January 1, 2023. Related intercompany balances and transactions among CS&Co, TD Ameritrade, Inc., and TDAC have been eliminated in the financial statements. These financial statements exclude certain TD Ameritrade client-related assets and liabilities related to the operations of TD Ameritrade for the clients included in the remaining transition group that are expected to be transitioned to CS&Co in May 2024.

The following table presents the impacts to the Company's opening statement of financial condition due to the change in reporting entity that resulted from the 2023 TD Ameritrade client account conversions.

This table includes: 1) the statement of financial condition as of December 31, 2022 as previously reported in the Company's prior-year financial statements; 2) adjustments made as a result of the change in reporting entity to combine the beginning financial position of CS&Co with significant components of the TD Ameritrade broker-dealers, excluding client-related balances associated with the May 2024 client transition group; and 3) the resulting retrospectively adjusted statement of financial condition of the Company as of December 31, 2022, representing the beginning balances as of January 1, 2023.

(Tabular Amounts in Millions, Except Option Price Amounts)

December 31, 2022 (beginning balances as of January 1, 2023)	Before Adjustments Due to Change in Reporting Entity (Previously Reported)	Retrospective Adjustments	Retrospectively Adjusted
Assets			
Cash and cash equivalents	$ 1,535	$ 3,856	$ 5,391
Cash and investments segregated and on deposit for regulatory purposes	22,051	15,288	37,339
Receivables from brokerage clients — net	38,422	11,412	49,834
Equipment, office facilities, and property — net	2,024	4	2,028
Goodwill	1,407	7,782	9,189
Acquired intangible assets — net	974	6,370	7,344
Other assets	6,903	464	7,367
Total assets	$ 73,316	$ 45,176	$ 118,492
Liabilities and Stockholder's Equity			
Payables to brokerage clients	$ 52,305	$ 22,795	$ 75,100
Accrued expenses and other liabilities	10,158	2,734	12,892
Finance lease liabilities	68	—	68
Short-term borrowings	—	400	400
Total liabilities	62,531	25,929	88,460
Stockholder's equity:			
Preferred stock	—	—	—
Common stock	—	—	—
Additional paid-in capital	8,331	15,904	24,235
Retained earnings	2,454	3,343	5,797
Total stockholder's equity	10,785	19,247	30,032
Total liabilities and stockholder's equity	$ 73,316	$ 45,176	$ 118,492

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Certain estimates relate to taxes on income and legal and regulatory reserves. Actual results may differ from these estimates.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations other than those that are subject to an elective practical expedient under Accounting Standards Codification (ASC) 606 *Revenue From Contracts With Customers* (ASC 606).

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, CS&Co maintains cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Cash and

investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government and agency securities. Resale agreements are accounted for as collateralized financing transactions with a receivable recorded at their contractual amounts plus accrued interest. Under these resale agreements, the Company obtains collateral with a market value equal to or in excess of the principal amount loaned and the interest accrued. Collateral is valued daily by the Company, with additional collateral obtained to ensure full collateralization. Cash and investments segregated also include certificates of deposit and U.S. Government securities. Certificates of deposit and U.S. Government securities are recorded at fair value.

CS&Co applies the practical expedient based on collateral maintenance provisions under ASC 326 *Financial Instruments – Credit Losses*, in estimating an allowance for credit losses for resale agreements. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans and other trading receivables from clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specified minimum levels at all times. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. CS&Co applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The Company's policy is to charge off any unsecured margin loans, including the accrued interest on such loans, no later than at 90 days past due. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition.

Other securities owned and securities sold but not yet purchased

Other securities owned and securities sold but not yet purchased are included in other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition and recorded at fair value based on quoted market prices or other observable market data. Client-held fractional shares are included in other securities owned for client positions where off-balance sheet treatment pursuant to ASC 940 *Financial Services – Brokers and Dealers* is not applicable and the derecognition criteria in ASC 860 *Transfers and Servicing,* are not met. These client-held fractional shares have related repurchase liabilities that are accounted for at fair value. See Fair values of assets and liabilities below in this Note 2 for further information on these repurchase liabilities.

Securities borrowed and securities loaned

Securities borrowing and lending transactions are accounted for as collateralized financing transactions. Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities; the receivables from these transactions are included in other assets on the statement of financial condition. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned; the payables from these transactions are included in accrued expenses and other liabilities on the statement of financial condition. The market value of securities borrowed and loaned is monitored, and collateral is adjusted to ensure full collateralization. CS&Co applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Equipment, office facilities, and property

Equipment, office facilities, and property are recorded at cost net of accumulated depreciation and amortization, except for land, which is recorded at cost. Equipment, office facilities, and property include certain capitalized costs of acquired or internally developed software. Costs for internally developed software are capitalized when the costs relate to development of approved

projects for our internal needs that result in additional functionality. Costs related to preliminary project and post-project activities are expensed as incurred. Equipment, office facilities, and property (other than land) are depreciated on a straight-line basis over their estimated useful lives. Estimated useful lives are as follows:

All equipment types and furniture	3 to 10 years
Buildings	40 years
Building and land improvements	20 years
Software	3 to 10 years [1]
Leasehold improvements	Lesser of useful life or lease term

[1] Amortized over contractual term if shorter than the estimated useful life.

Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group related to such assets may not be recoverable.

Goodwill

Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. Impairment exists when the carrying amount of a reporting unit exceeds its estimated fair value, resulting in an impairment charge for this excess, with the maximum charge limited to the carrying value of goodwill allocated to that reporting unit. Our annual impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment considers macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, and Company-specific factors such as trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair value of the Company's reporting unit (defined as the Company's businesses for which financial information is available and reviewed regularly by management) and compares it to its carrying value. The estimated fair value of the reporting unit is established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of the reporting unit, as well as a market approach which compares the reporting unit to comparable companies in its industry.

Intangible assets

Finite-lived intangible assets are amortized over their useful lives in a manner that best reflects their economic benefit. All intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Leases

Leases primarily consist of operating leases for corporate offices, branch locations, and server equipment. The Company determines if an arrangement is a lease at inception. Leases with an initial term of 12 months or less are not recorded on the statement of financial condition. The Company has also elected to not record leases acquired in a business combination on the statement of financial condition if the remaining term as of the acquisition date is 12 months or less. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. At the commencement date, the Company determines classification as either an operating lease or finance lease and the ROU asset and lease liability is recognized based on the present value of lease payments over the lease term. The lease liability may include payments that depend on a rate or index (such as the Consumer Price Index), measured using the rate or index at the commencement date. Payments that vary because of changes in facts or circumstances occurring after the commencement date are considered variable. These payments are not recognized as part of the lease liability and are expensed in the period incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We have lease agreements with lease and non-lease components. For the majority of our leases (real estate leases), the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component.

We have not elected the practical expedient for equipment leases and account for lease and non-lease components separately for that class of leases.

As the rates implicit in our leases are not readily determinable, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our lease terms may include periods covered by options to extend when it is reasonably certain that we will exercise those options. The lease terms may also include periods covered by options to terminate when it is reasonably certain that we will not exercise that option.

The ROU assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group related to such assets may not be recoverable. In certain situations, the Company may also abandon a lease prior to the end of its lease term. Once the Company has committed to a plan to abandon the lease, the amortization period of the ROU asset will be shortened such that the remaining asset balance is fully amortized by the abandonment date.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the statement of financial condition on a standalone basis, while taking into consideration the fact that the activity of this entity is included with CSC's other subsidiaries in CSC's consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period such changes are enacted. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination, the difference between positions taken on tax return filings and estimated potential tax settlement outcomes are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's statement of financial condition.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment.

The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, other securities owned, which are included in other assets, and certain accrued expenses and other liabilities. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets, and we generally obtain prices from three independent third-party pricing sources for such assets recorded at fair value.

Our primary independent pricing service provides prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amounts recorded.

Liabilities measured at fair value on a recurring basis include securities sold but not yet purchased, repurchase liabilities related to client-held fractional shares of equities, ETFs, and other securities, which are included in other assets on the statement of financial position (see Other securities owned and securities sold but not yet purchased above in this Note 2 for the treatment of client-held fractional shares). The fair values of securities sold but not yet purchased are based on quoted market prices or other observable market data. The Company has elected the fair value option pursuant to ASC 825 *Financial Instruments* for the repurchase liabilities to match the measurement and accounting of the related client-held fractional shares. The fair values of the repurchase liabilities are based on quoted market prices or other observable market data consistent with the related client-held fractional shares. The Company's liabilities to repurchase client-held fractional shares do not have credit risk. The repurchase liabilities are included in accrued expenses and other liabilities on the statement of financial condition.

(Tabular Amounts in Millions, Except Option Price Amounts)

New Accounting Standards

No new accounting standards that are material to the Company were adopted during the year ended December 31, 2023.

New Accounting Standards Not Yet Adopted

Standard	Description	Required Date of Adoption	Effects on the Financial Statements or Other Significant Matters
ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures"	Requires annual and interim disclosure of significant segment expenses that are provided to the chief operating decision maker (CODM) and included in segment profit or loss. Also requires disclosure of the CODM's title and position and how the CODM uses reported segment profit or loss information in assessing segment performance and allocating resources. All currently required annual segment disclosures will be required for interim periods as well. Adoption requires retrospective application as of the earliest comparative period presented in the financial statements. Early adoption is permitted.	January 1, 2024 (applies to the annual financial statements for 2024 and interim periods thereafter)	The Company does not expect this guidance will have a material impact on its financial statements or disclosures.
ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures"	Expands income tax disclosures, primarily by enhancing the rate reconciliation table and requiring income taxes paid to be disaggregated by tax jurisdiction. Adoption allows retrospective or prospective application, with early adoption permitted.	January 1, 2025	The Company does not expect this guidance will have a material impact on its financial statements or disclosures.

3. Receivables from and Payables to Brokerage Clients

Receivables from and payables to brokerage clients as of December 31, 2023 are as follows:

Receivables		
Margin loans	$	44,985
Other brokerage receivables		6,133
Receivables from brokerage clients — net [1]	$	51,118
Payables		
Interest-bearing payables	$	46,782
Non-interest-bearing payables		13,617
Payables to brokerage clients	$	60,399

[1] The allowance for credit losses for receivables from brokerage clients was immaterial as of December 31, 2023.

At December 31, 2023, approximately 17% of CS&Co's total client accounts were located in California.

(Tabular Amounts in Millions, Except Option Price Amounts)

4. Equipment, Office Facilities, and Property

Equipment, office facilities, and property at December 31, 2023 are as follows:

Software	$	3,318
Information technology and telecommunications equipment		985
Leasehold improvements		383
Buildings		250
Construction in progress		74
Land		20
Other		330
Total equipment, office facilities, and property		5,360
Accumulated depreciation and amortization		(3,238)
Total equipment, office facilities, and property — net	$	2,122

As a result of its TDA integration and restructuring efforts, the Company impaired fixed assets during the year ended December 31, 2023. For the purpose of measuring impairment loss, the fair value of the asset group was determined using a discounted cash flow analysis and was not material at December 31, 2023. See Note 7 for additional information regarding the Company's exit costs related to its TDA integration and restructuring activities.

5. Goodwill and Acquired Intangible Assets

Goodwill was $9.2 billion at December 31, 2023. We performed an assessment of goodwill for impairment as of our annual testing date, and based on the Company's analysis, we concluded that goodwill was not impaired. There were no indicators that goodwill was impaired after our annual testing date.

Acquired intangible assets at December 31, 2023 are as follows:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Client relationships	$ 8,478	$ (1,584)	$ 6,894
Technology	121	(107)	14
Trade names	19	(16)	3
Total acquired intangible assets	$ 8,618	$ (1,707)	$ 6,911

(Tabular Amounts in Millions, Except Option Price Amounts)

6. Other Assets

The components of other assets at December 31, 2023 are as follows:

Securities borrowed [(1)]	$	4,646
Other securities owned at fair value [(2)]		1,695
Receivables — interest, dividends and other		1,612
Other receivables from brokers, dealers, and clearing organizations		1,055
Operating lease ROU assets		597
Capitalized contract costs		410
Customer contract receivables [(3)]		365
Contract assets — net		203
Receivables from affiliates		132
Other		523
Total other assets	$	11,238

[(1)] Includes $3.1 billion of securities borrowed with an affiliate (see Note 13).
[(2)] Includes fractional shares held in client brokerage accounts. Corresponding repurchase liabilities in an equal amount for these client-held fractional shares are included in accrued expenses and other liabilities in the statement of financial condition. See also Notes 2 and 7.
[(3)] Represents substantially all receivables from contracts with customers within the scope of ASC 606.

Capitalized contract costs

Capitalized contract costs relate to incremental costs of obtaining a contract with a customer, including sales commissions paid to employees for obtaining contracts with clients, and are presented in the table above.

Contract assets

Contract assets relate to the buy down of fixed-rate obligation amounts pursuant to the IDA agreement, and are presented in the table above.

7. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2023 are as follows:

Deposits for securities loaned	$	6,394
Bank overdrafts		2,961
Repurchase liabilities [(1)]		1,598
Accrued compensation and employee benefits		1,216
Deferred tax liabilities — net		1,213
Payables to brokers, dealers, and clearing organizations		1,206
Operating lease liabilities		726
Borrowings on credit facility with CSC [(2)]		613
Current taxes payable		540
Payables to affiliates		200
Other		954
Total accrued expenses and other liabilities	$	17,621

[(1)] This represents the liabilities related and equal to the fractional shares held in client brokerage accounts and included in other securities owned at fair value in other assets on the statement of financial condition. See also Notes 2 and 6.
[(2)] See Note 8 for additional information on CS&Co's credit facility with CSC.

(Tabular Amounts in Millions, Except Option Price Amounts)

Exit and Other Related Costs

Integration of TD Ameritrade

Effective October 6, 2020, Schwab completed its acquisition of TD Ameritrade. Schwab's integration of TD Ameritrade's operations continued during the year ended December 31, 2023 including the completion of four client transition groups. Schwab expects to complete the remaining client transitions from TD Ameritrade to Schwab in a final transition group in May 2024.

Schwab's integration plan is not defined by legal entity, though additional acquisition and integration-related costs are expected to be incurred at CS&Co in future periods as the integration continues. CS&Co expects that remaining exit and other related costs will be incurred and charged to expense over the next 12 months, with some costs expected to be incurred after client transition to decommission duplicative platforms and complete integration work. Estimates of the nature, amounts, and timing of recognition of acquisition and integration-related costs are subject to change based on certain factors, including the duration and complexity of the remaining integration process and the continued uncertainty of the economic environment.

As of December 31, 2023, CS&Co had a liability for exit and other costs related to the integration of $51 million included in accrued expenses and other liabilities on the statement of financial condition.

Other

With significant progress now made in the integration of TD Ameritrade, Schwab has begun to take incremental actions to streamline its operations to prepare for post-integration, including through position eliminations and decreasing its real estate footprint. Certain of these actions impacted CS&Co. As of December 31, 2023, CS&Co had a liability for exit and other costs related to restructuring of $210 million included in accrued expenses and other liabilities on the statement of financial condition.

8. Borrowings

CS&Co maintains a $15.0 billion credit facility with CSC which is scheduled to expire in December 2025. Borrowings under this facility do not qualify as regulatory capital for CS&Co. There was $613 million drawn under this facility at December 31, 2023. This amount is included in accrued expenses and other liabilities on the statement of financial condition.

To manage our regulatory capital requirement, we maintain a $1.5 billion subordinated revolving credit facility with CSC. Subordinated borrowings are included in our net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. Such borrowings are subordinated to the claims of general creditors, and to the extent that these borrowings are required for our continued compliance with minimum net capital requirements, they may not be repaid (see Note 16). The facility is available for general corporate purposes and is scheduled to expire in March 2028. There were no amounts drawn under this facility at December 31, 2023.

To manage short-term liquidity, we maintain uncommitted, unsecured bank credit lines with various external banks. CSC has direct access to certain of these credit lines, which if borrowed, would reduce the amount available to us. There were no borrowings outstanding under these lines at December 31, 2023. CS&Co also maintains secured, uncommitted lines of credit, under which CS&Co may borrow on a short-term basis and pledge either client margin securities or firm securities as collateral, based on the terms of the agreements, under which there was $950 million outstanding at December 31, 2023.

(Tabular Amounts in Millions, Except Option Price Amounts)

9. Leases

The following table details the amounts and locations of lease assets and liabilities on the statement of financial condition:

Leases	Statement of Financial Condition Classification	December 31, 2023
Assets:		
Operating lease ROU assets	Other assets	$ 597
Finance lease ROU assets	Equipment, office facilities, and property — net	84
Liabilities:		
Operating lease liabilities	Accrued expenses and other liabilities	$ 726
Finance lease liabilities	Accrued expenses and other liabilities	85

As a result of the TDA integration, the Company impaired certain ROU assets during the year ended December 31, 2023. For the purpose of measuring impairment loss, the fair value of the asset group was determined using a discounted cash flow analysis. The fair value of the asset group was not material at December 31, 2023. See Note 7 for additional information regarding the Company's exit costs related to its TDA integration and restructuring activities.

The following tables present supplemental operating lease information as of December 31, 2023:

Lease Term and Discount Rate	Operating Leases
Weighted-average remaining lease term (years)	5.22
Weighted-average discount rate	4.07%

Maturity of Lease Liabilities	Operating Leases
2024	$ 195
2025	205
2026	122
2027	92
2028	57
Thereafter	140
Total lease payments (1)	811
Less: Interest	85
Present value of lease liabilities	$ 726

(1) Lease payments exclude $17 million of legally binding minimum lease payments for leases signed, but not yet commenced. These leases will commence between 2024 and 2025 with lease terms of 7 to 15 years.

10. Commitments and Contingencies

Guarantees and indemnifications: CS&Co has clients that sell (i.e., write) listed option contracts that are cleared by the Options Clearing Corporation – a clearing house that establishes margin requirements on these transactions. We satisfy the margin requirements of these transactions through pledging certain client securities. For additional information on these pledged securities, refer to Note 11. In connection with its securities lending activities, CS&Co is required to provide collateral to certain brokerage clients. The Company satisfies the collateral requirements by providing cash as collateral.

CS&Co also provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. CS&Co's liability under these arrangements is not quantifiable and may exceed the amounts it has posted as collateral. The potential

(Tabular Amounts in Millions, Except Option Price Amounts)

requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

IDA agreement: CS&Co and certain affiliates are parties to the IDA agreement with the TD Depository Institutions, which specifies responsibilities, including certain contingent obligations, of CS&Co and certain affiliates (see also Note 1). Pursuant to the IDA agreement, uninvested cash within eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD Depository Institutions. CS&Co and certain affiliates provide recordkeeping and support services to the TD Depository Institutions with respect to the deposit accounts for which CS&Co and certain affiliates receive an aggregate monthly fee.

The IDA agreement term to sweep balances to the TD Depository Institutions is in effect through July 1, 2034, and requires that CSC and its broker-dealer subsidiaries, including CS&Co, maintain minimum and maximum IDA balances as follows:

- Through September 10, 2025, CSC and its broker-dealer subsidiaries must maintain minimum balances above the total of then-outstanding unmatured fixed-rate obligation amounts, with a maximum of $30 billion above this total amount. During this period, withdrawals of IDA balances by CSC and its broker-dealer subsidiaries are generally permitted only to the extent of withdrawals initiated by customers, with limited exceptions, except to the extent necessary for CSC and its broker-dealer subsidiaries to maintain balances below the applicable maximum.

- After September 10, 2025, withdrawals of IDA balances are permitted at the discretion of CSC and its broker-dealer subsidiaries, subject to an obligation to maintain IDA balances above a minimum of $60 billion, with a maximum of $90 billion.

Designation of deposit balances for investment in fixed- or floating-rate instruments under the IDA agreement is at the sole discretion of CSC and its broker-dealer subsidiaries with certain limitations on the amount of fixed-rate obligation amounts.

Pursuant to the IDA agreement, CSC and its broker-dealer subsidiaries have the option to buy down up to $5 billion of fixed-rate obligation amounts by paying a market-based fee during the agreement term, subject to certain limits. If IDA balances decline below the required IDA balance minimum as described above, CSC and its broker-dealer subsidiaries would be required to make a nonperformance payment to the TD Depository Institutions pursuant to the terms of the IDA agreement.

In 2023, CSC and its broker-dealer subsidiaries opted to buy down $5.0 billion of fixed-rate obligation amounts, incurring market-based fees, of which $212 million was allocated to CS&Co and capitalized as contract assets and included in other assets on the statement of financial condition. For additional information on these contract assets, see Note 7.

As of December 31, 2023, the total ending IDA balance was $97.5 billion, of which $83.7 billion was fixed-rate obligation amounts and $13.8 billion was floating-rate obligation amounts.

Legal contingencies: CS&Co is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

CS&Co believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or

(Tabular Amounts in Millions, Except Option Price Amounts)

other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are matters in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

Corrente Antitrust Litigation: On June 6, 2022, CSC was sued in the U.S. District Court for the Eastern District of Texas on behalf of a putative class of customers who purchased or sold securities through CS&Co or TD Ameritrade, Inc. from October 26, 2020 to the present. The lawsuit alleges that CSC's acquisition of TD Ameritrade violated Section 7 of the Clayton Act because it has resulted in an anticompetitive market for the execution of retail customer orders. Plaintiffs seek unspecified damages, as well as injunctive and other relief. A motion by Schwab to dismiss the lawsuit was denied by the court on February 24, 2023, and discovery is proceeding.

Crago Order Routing Litigation: On July 13, 2016, a securities class action lawsuit was filed in the U.S. District Court for the Northern District of California on behalf of a putative class of customers executing equity orders through CS&Co. The lawsuit names CS&Co and CSC as defendants and alleges that an agreement under which CS&Co routed orders to UBS Securities LLC between July 13, 2011 and December 31, 2014 violated CS&Co's duty to seek best execution. Plaintiffs seek unspecified damages, interest, injunctive and equitable relief, and attorneys' fees and costs. After a first amended complaint was dismissed with leave to amend, plaintiffs filed a second amended complaint on August 14, 2017. Defendants again moved to dismiss, and in a decision issued December 5, 2017, the District Court denied the motion. Plaintiffs filed a motion for class certification on April 30, 2021, and in a decision on October 27, 2021, the court denied the motion and held that certification of a class action is inappropriate. Plaintiffs sought review of the order denying class certification by the U.S. Court of Appeals, 9th Circuit, which was denied. On February 2, 2023, the District Court denied a renewed motion by plaintiffs for class certification and ruled that any claims plaintiffs may pursue in their individual capacity must be brought in arbitration. The likelihood any such claims would be material to the financial condition, operating results or cash flows of the Company is remote.

11. Financial Instruments Subject to Off-Balance Sheet Credit Risk

Resale agreements: CS&Co enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty fails to purchase the securities held as collateral for the cash advanced and the fair value of the securities declines. To mitigate this risk, CS&Co requires that the counterparty deliver securities to a custodian, to be held as collateral, with a fair value at or in excess of the resale price. CS&Co also sets standards for the credit quality of the counterparty, monitors the fair value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. The collateral provided under these resale agreements is utilized to meet obligations under broker-dealer client protection rules, which place limitations on our ability to access such segregated securities. For CS&Co to repledge or sell this collateral, we would be required to deposit cash and/or securities of an equal amount into our segregated reserve bank accounts in order to meet our segregated cash and investments requirement. CS&Co's resale agreements are not subject to master netting arrangements.

Securities lending: CS&Co loans brokerage client securities temporarily to other broker-dealers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event a counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy our client obligations. CS&Co mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. In addition, most of our securities lending transactions are through a program with a clearing organization, which guarantees the return of cash to us. We also borrow securities from other broker-dealers to fulfill short sales by brokerage clients and deliver cash to the lender in exchange for the securities. The fair value of these borrowed securities was $4.5 billion at December 31, 2023, including $3.0 billion borrowed from TDAC (see Note 13). Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, the securities loaned and securities borrowed are presented gross in the statement of financial condition.

(Tabular Amounts in Millions, Except Option Price Amounts)

The following table presents information about our resale agreements, securities lending, and other activity depicting the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2023.

	Gross Assets/ Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Counterparty Offsetting	Gross Amounts Not Offset in the Statement of Financial Condition: Collateral	Net Amount
Assets						
Resale agreements [1]	$ 8,844	$ —	$ 8,844	$ —	$ (8,844) [2]	$ —
Securities borrowed [3]	4,646	—	4,646	(2,304)	(2,236)	106
Total	$ 13,490	$ —	$ 13,490	$ (2,304)	$ (11,080)	$ 106
Liabilities						
Securities loaned [4]	$ 6,394	$ —	$ 6,394	$ (2,304)	$ (3,619)	$ 471
Secured short-term borrowings [5]	950	—	950	—	(950)	—
Total	$ 7,344	$ —	$ 7,344	$ (2,304)	$ (4,569)	$ 471

(1) Included in cash and investments segregated and on deposit for regulatory purposes in the statement of financial condition.
(2) Actual collateral was greater than or equal to the value of the related assets. At December 31, 2023, the fair value of collateral received in connection with resale agreements that are available to be repledged or sold was $9.0 billion.
(3) Included in other assets in the statement of financial condition and includes securities borrowed from TDAC (see Note 13).
(4) Included in accrued expenses and other liabilities in the statement of financial condition and includes securities loaned to an affiliate (see Note 13). Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight and continuous remaining contractual maturities. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2023.
(5) Included in short-term borrowings in the statement of financial condition. See below for collateral pledged and Note 8 for additional information.

Client trade settlement: CS&Co is obligated to settle transactions with brokers and other financial institutions even if our clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

Margin lending: Clients with margin loans have agreed to allow CS&Co to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged under such regulations and from securities borrowed transactions as of December 31, 2023:

Fair value of client securities available to be pledged	$ 62,256
Fair value of securities pledged for:	
Fulfillment of requirements with the Options Clearing Corporation [1]	$ 7,532
Fulfillment of client short sales	4,053
Securities lending to other broker-dealers [2]	5,685
Collateral for secured short-term borrowings	1,082
Total collateral pledged	$ 18,352

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $155 million as of December 31, 2023. In addition, the Company had pledged $5.3 billion of client margin securities for regulatory purposes with a banking affiliate as of December 31, 2023.
(1) Securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.
(2) Includes $972 million of client margin securities loaned to TDAC (see Note 13).

(Tabular Amounts in Millions, Except Option Price Amounts)

12. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2023.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis at December 31, 2023:

	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 337	$ —	$ —	$ 337
Total cash equivalents	337	—	—	337
Investments segregated and on deposit for regulatory purposes:				
U.S. Government securities	—	11,144	—	11,144
Total investments segregated and on deposit for regulatory purposes	—	11,144	—	11,144
Other assets:				
Other securities owned:				
Equity, corporate debt, and other securities	943	72	—	1,015
Mutual funds and ETFs	628	—	—	628
State and municipal debt obligations	—	26	—	26
U.S. Government securities	—	26	—	26
Total other securities owned	1,571	124	—	1,695
Total other assets	1,571	124	—	1,695
Total assets	$ 1,908	$ 11,268	$ —	$ 13,176
Accrued expenses and other liabilities	$ 1,577	$ 89	$ —	$ 1,666
Total liabilities	$ 1,577	$ 89	$ —	$ 1,666

Fair Value of Other Financial Instruments

The following table presents the fair value hierarchy for other financial instruments at December 31, 2023:

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Cash and cash equivalents	$ 550	$ 550	$ —	$ —	$ 550
Cash and investments segregated and on deposit for regulatory purposes	10,297	1,487	8,810	—	10,297
Receivables from brokerage clients — net	51,080	—	51,080	—	51,080
Other assets	5,710	—	5,710	—	5,710
Liabilities					
Payables to brokerage clients	$ 60,399	$ —	$ 60,399	$ —	$ 60,399
Accrued expenses and other liabilities	8,213	—	8,213	—	8,213
Short-term borrowings	950	—	950	—	950

(Tabular Amounts in Millions, Except Option Price Amounts)

13. Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

As described in Note 1, these financial statements present CS&Co, TD Ameritrade, Inc., and TDAC as a consolidated combined entity, excluding certain TD Ameritrade client-related assets and liabilities related to the operations of the TD Ameritrade broker-dealers for the clients included in the remaining transition group that are expected to be transitioned to CS&Co in May 2024. The discussion herein reflects this presentation.

Bank Sweep: The Company offers a cash feature for certain brokerage accounts that automatically sweeps uninvested cash balances in client brokerage accounts to deposit accounts at the affiliated banks. The affiliated banks pay interest to customers on these deposit accounts, and the accounts are FDIC-insured up to specified limits per depositor, per bank. The affiliated banks pay the Company a per account, monthly, flat fee for administrative services in support of the operation of the bank sweep program. At December 31, 2023, the Company had a receivable for the overnight settlement of certain of the sweep deposit accounts from the affiliated banks of $104 million.

Service Provided to and Received from Affiliates: Pursuant to service agreements and other relationships with CSC and its subsidiaries, CS&Co provides a variety of administrative, technology, and other support services to affiliates. In exchange for providing these services, CS&Co charges affiliates service fees, and CS&Co also receives services from affiliates and makes payments to affiliates for those services. Total receivables from affiliates for these arrangements were $28 million at December 31, 2023 and are included in other assets. Total payables to affiliates for these arrangements were $200 million at December 31, 2023 and are included in accrued expenses and other liabilities. The facilitation of client transactions with affiliates can also result in immaterial receivable or payable balances with related parties, based on the timing of settlement. Receivables from and payables to affiliates are generally settled in cash on a monthly basis.

Schwab Funds® and Schwab ETFs™: CS&Co recognizes receivables related to revenue earned from the Schwab Funds® and Schwab ETFs™. At December 31, 2023, CS&Co had a related receivable for these fees from the Schwab Funds and Schwab ETFs of $7 million, which is included in other assets. Additionally, as a result of clearing certain client transactions with proprietary money market funds, CS&Co had receivables of $13 million at December 31, 2023, which are included in other assets.

Securities Lending: CS&Co engages in certain securities borrowing and lending activities with TDAC, pursuant to an intercompany services agreement. CS&Co borrows brokerage client securities from TDAC and lends such securities to external counterparties in a non-custody securities lending model. CS&Co had aggregated gross securities borrowed and loaned positions with TDAC of $3.1 billion and $997 million, respectively, which are included in other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition as of December 31, 2023.

14. Employee Incentive and Retirement Plans

Employees and directors of CS&Co participate in stock incentive plans sponsored by CSC.

CSC's share-based incentive plans provide for granting options and restricted stock units to CSC employees and non-employee directors. In addition, CSC offers retirement and employee stock purchase plans to eligible employees.

CSC issues shares for stock options and restricted stock units from treasury stock. On May 17, 2022, stockholders approved the 2022 Stock Incentive Plan which, among other things, increased the number of shares of common stock available for issuance to 113 million, plus up to 150 million shares from outstanding awards from predecessor stock incentive plans that expire, are forfeited or cancelled, or that are reacquired by CSC after May 17, 2022. At December 31, 2023, CSC was authorized to grant up to 108 million common shares under its existing stock incentive plans. Additionally, at December 31, 2023, CSC had 25 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2023, CSC had $373 million of total unrecognized compensation cost related to outstanding stock options and restricted stock units, which is expected to be recognized through 2027 with a remaining weighted-average service period of 0.8 years for stock options, 1.8 years for restricted stock units without performance conditions, and 0.2 years for performance-based restricted stock units.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire ten years from the date of grant. Options generally vest annually over a one- to four-year period from the date of grant.

CSC's stock option activity is summarized below:

	Number of Options (in millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2023	18	$ 48.69	5.20	$ 379
Vested and expected to vest at December 31, 2023	17	$ 48.44	5.12	$ 377
Vested and exercisable at December 31, 2023	13	$ 41.51	3.84	$ 355

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on CSC's stock options granted and exercised for the year ended December 31, 2023 is presented below:

Weighted-average fair value of options granted per share	$ 19.72
Cash received from options exercised	49
Tax benefit realized on options exercised	12
Aggregate intrinsic value of options exercised	62

CSC's management uses an option pricing model to estimate the fair value of options granted. The model takes into account the contractual term of the stock option, expected volatility, dividend yield, and the risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. We use historical option exercise data, which includes employee termination data, to estimate the probability of future option exercises.

The assumptions used to value the options granted during 2023 and their expected lives were as follows:

Weighted-average expected dividend yield	1.70%
Weighted-average expected volatility	31%
Weighted-average risk-free interest rate	3.9%
Expected life (in years)	4.1 - 5.3

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period and are restricted from transfer or sale until vested. Restricted stock units without performance conditions generally vest annually over a one- to four-year period, while performance-based restricted stock units generally cliff vest over a three-year period and also require CSC to achieve certain financial or other measures prior to vesting. The fair value of restricted stock units is based on the market price of CSC's stock on the date of grant. The fair value of the restricted stock units that vested during 2023 was $288 million.

CSC's restricted stock units activity is summarized below:

	Restricted Stock Units Without Performance Conditions (in millions)	Performance-Based Restricted Stock Units (in millions)	Total Number of Restricted Stock Units (in millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2023	7	3	10 $	72.76

Retirement Plan

Employees of CS&Co can participate in CSC's qualified retirement plan, the SchwabPlan Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

Financial Consultant Career Achievement Plan

CSC's financial consultant career achievement plan is a noncontributory, unfunded, nonqualified plan for eligible financial consultants. A financial consultant is eligible for earned cash payments after retirement contingent upon meeting certain performance levels, tenure, age, and client transitioning requirements. Allocations to the plan are calculated annually based on performance levels achieved and eligible compensation, and are subject to general creditors of Schwab. Among other conditions, full vesting occurs when a financial consultant reaches 60 years of age and has at least ten years of service with the Company.

The following table presents CSC's projected benefit obligation as of December 31, 2023:

Projected benefit obligation at end of year [1]	$	125

[1] This amount is recognized as a liability on CSC's consolidated balance sheets.

15. Taxes on Income

The temporary differences that created deferred tax assets and liabilities as of December 31, 2023 are detailed below:

Deferred tax assets:		
Section 174 capitalization associated with internal-use software development	$	363
Employee compensation, severance, and benefits		180
Operating lease liabilities		177
Reserves and allowances		48
Net operating loss carryforwards		4
Other		19
Total deferred tax assets		791
Valuation allowance		(13)
Deferred tax assets — net of valuation allowance		778
Deferred tax liabilities:		
Amortization of acquired intangible assets		(1,431)
Capitalized internal-use software development costs		(199)
Operating lease ROU assets		(148)
Equipment, office facilities, and property		(103)
Other		(110)
Total deferred tax liabilities		(1,991)
Deferred tax liabilities — net [1]	$	(1,213)

[1] Amount is included in accrued expenses and other liabilities on the statement of financial condition at December 31, 2023.

(Tabular Amounts in Millions, Except Option Price Amounts)

Unrecognized tax benefits totaled $240 million as of December 31, 2023, $204 million of which if recognized, would affect the annual effective tax rate.

At December 31, 2023, we had accrued approximately $46 million for the payment of interest.

CSC's consolidated federal income tax returns for 2017 through 2022 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

16. Regulatory Requirements

As a securities broker-dealer, CS&Co is subject to the SEC's Uniform Net Capital Rule. CS&Co computes net capital under the alternative method permitted by the Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by CS&Co. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. At December 31, 2023, 2% of aggregate debit balances was $1.1 billion, which exceeded the minimum dollar requirement of $250,000.

At December 31, 2023, CS&Co's net capital was $5.6 billion (10.5% of aggregate debit balances), which was $4.6 billion in excess of its minimum required net capital and $3.0 billion in excess of 5% of aggregate debit balances.

Pursuant to the SEC's Customer Protection Rule and other applicable regulations, CS&Co is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2023 totaled $24.1 billion, of which $12 million was for Proprietary Accounts of Broker-Dealers (PAB). We compute a separate reserve requirement for PAB and segregate a portion of cash to meet this requirement. As of January 3, 2024, the Company had deposited $3.2 billion of cash into its segregated reserve accounts.

17. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2023, through the date the statement of financial condition was issued. There have been no material subsequent events that have occurred during such period that would require disclosure or recognition.